UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2025

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

Level 39, Marina Bay Financial Centre Tower 2

10 Marina Boulevard, 018983 Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2025	ARB IOT GROUP LIMITED

	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated March 11, 2025, titled “ARB IOT Group Limited Appointed Exclusive Wholesaler, Distributor and System Integrator for Its Smart IoT Palm Farming Solutions to Gain Market Access in Sabah and Sarawak Regions.”
99.2	Press release, dated March 11, 2025, titled “ARB IOT Group Limited Secures Yearly Recurring Order of Approximately USD20 Million in Smart IoT Palm Farming Business in Sabah.”

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